UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

WEB STREET, INC.
(Name of Issuer)

COMMON STOCK $.01 PAR VALUE
(Title of Class of Securities)

947336 10 3
(CUSIP Number)

Christos M. Cotsakos E*TRADE Group, Inc. 4500 Bohannan Drive Menlo Park, CA 94025 (650) 331-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 20, 2001 (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: ☐

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 947336 10 3	Page 2 of 6 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON E*TRADE GROUP, INC. 94-2844166
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS 00
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,739,254
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,739,254(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%
14		TYPE OF REPORTING PERSON
(1)	10,739,254 shares of Web Street, Inc. ("Web Street") common stock are subject to a Stockholder Agreement entered into by E*TRADE Group, Inc. ("E*TRADE") and Joseph J. Fox and Avi Fox (discussed in Items 3 and 4 below). E*TRADE expressly disclaims beneficial ownership of any of the shares of Web Street common stock covered by the Stockholder Agreement. Based on the number of shares of Web Street common stock outstanding as of May 18, 2001 (as represented by Web Street in the Merger Agreement discussed in Items 3 and 4), the number of shares of Web Street common stock indicated represents approximately 40.7% of the outstanding Web Street common stock.

Item 1. Security and Issuer.

        This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of Web Street, Inc., a Delaware corporation (sometimes referred to herein as "Issuer" or "Web Street"). The principal executive offices of Web Street are located at 510 Lake Cook Road, Deerfield, Illinois 60015.

Item 2. Identity and Background.

        (a) The name of the person filing this statement is E*TRADE Group, Inc., a Delaware corporation ("E*TRADE").

        (b) The address of E*TRADE's principal business is 4500 Bohannon Drive, Menlo Park, CA 94025.

        (c) E*TRADE is a global leader in online personal financial services offering value-added investing, banking, research and educational tools, premium customer service and proprietary Stateless Architecture® to its customers.

        (d) Neither E*TRADE, nor to E*TRADE's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(d).

        (e) Neither E*TRADE, nor to E*TRADE's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(e).

        (f) To E*TRADE's knowledge each of the individuals identified on Schedule A attached hereto is a citizen of the United States, except (i) Brigitte VanBaelen, who is a citizen of Belgium; (ii) George Hayter, who is a citizen of the United Kingdom, and (iii) Leonard C. Purkis, who is a citizen of both the United States and the United Kingdom.

        Set forth on Schedule A is the name, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of E*TRADE as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration.

        As an inducement for E*TRADE to enter into the Merger Agreement described in Item 4 and in consideration thereof, certain stockholders of Web Street (the "Stockholders") entered into a Stockholder Agreement (See Item 4). E*TRADE did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Stockholder Agreement. In addition, the Stockholders granted E*TRADE an irrevocable proxy with respect to the shares covered by the Stockholder Agreement.

        References to, and descriptions of, the Offer, the Merger, the Merger Agreement and the Stockholder Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholder Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

Item 4. Purpose of Transaction.

        (a) - (b) Pursuant to an Agreement and Plan of Merger dated as of May 20, 2001 (the "Merger Agreement"), among E*TRADE, Opus Acquisition Corp., a newly formed Delaware corporation and wholly-owned subsidiary of E*TRADE ("Merger Sub"), and Web Street, and subject to the conditions set forth therein (including, if necessary, approval of the Merger by stockholders of Web Street), Merger Sub will make an exchange offer (the "Offer") to exchange shares of E*TRADE's common stock for all issued and outstanding shares of Web Street common stock and Merger Sub will merge with and into Web Street and Web Street will become a wholly-owned subsidiary of E*TRADE (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Web Street with Web Street remaining as the surviving corporation (the "Surviving Corporation").

        As a result of the Merger, each outstanding share of Web Street common stock, other than shares owned by Web Street, E*TRADE and Merger Sub, will be converted into the right to receive 0.1864 shares (the "Exchange Ratio") of E*TRADE common stock, each outstanding Web Street option, whether or not then exercisable, will be cancelled without the payment of any cash or other consideration, and each outstanding warrant to purchase Web Street common stock will be assumed by E*TRADE and adjusted, as appropriate, according to the Exchange Ratio.

        Each Stockholder has, by executing the Stockholder Agreement, agreed to tender in the Offer and to vote that portion of the 10,739,254 shares of Web Street common stock beneficially owned by him (with respect to each Stockholder, the "Shares") as described below.

        Pursuant to the Stockholder Agreement, each Stockholder has agreed to tender, upon the request of E*TRADE (and has agreed not to withdraw), pursuant to and in accordance with the terms of the Offer, the Shares. In addition, each Stockholder has agreed, at every Web Street stockholders meeting and on every action or approval by written consent instead of a meeting, to cause the Shares (i) to be voted in favor of adoption and approval of the Merger Agreement and approval of the Merger and (ii) not to be voted in favor of the approval of any Acquisition Proposal (as defined in the Merger Agreement), any reorganization, recapitalization, liquidation or winding up of Web Street, or any other extraordinary transaction involving Web Street or any corporate action, the consummation of which would frustrate the purposes, or prevent or delay the consummation of, the Offer, the Merger or any other transactions contemplated by the Merger Agreement. The Stockholder may vote the Shares on all other matters. The Stockholder Agreement terminates upon the termination of the Merger Agreement. As part of the Stockholder Agreement, each Stockholder delivered an irrevocable proxy to E*TRADE granting it the right to vote its shares of Web Street common stock in the manner similar to the obligations of the Stockholder under the Stockholder Agreement described above.

        The purpose of the transactions under the Stockholder Agreement are to enable E*TRADE and Web Street to consummate the transactions contemplated under the Merger Agreement.

        (c) Not applicable.

        (d) Upon the acceptance for exchange of shares of Web Street common stock pursuant to the Offer, E*TRADE will be entitled to designate a number of directors of Web Street, rounded up to the next whole number, that equals the product of (i) the total number of directors on Web Street's board of directors and (ii) the percentage that the number of shares beneficially owned by E*TRADE and Merger Sub bears to the total number of shares of Web Street common stock outstanding. Until the merger has become effective, Web Street's board of directors will consist of at least two members who were directors of Web Street prior to the consummation of the Offer. It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the Surviving Corporation shall be the officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

        (e) Other than as a result of the Merger described in Item 3 above, not applicable.

        (f) Not applicable.

        (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation. The name of the Surviving Corporation will be Web Street, Inc. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

        (h) - (i) If the Merger is consummated as planned, the Web Street common stock will be deregistered under the Act and cease to be authorized to be quoted on The Nasdaq National Market.

        (j) Other than described above, E*TRADE currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although E*TRADE reserves the right to develop such plans).

        References to, and descriptions of, the Merger Agreement and the Stockholder Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholder Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

        (a) - (b) As a result of the Stockholder Agreement, E*TRADE may be deemed to be the beneficial owner of 10,739,254 shares of Web Street common stock. Those shares of Web Street common stock constitute approximately 40.7% of the issued and outstanding shares of Web Street common stock based on the number of shares of Web Street common stock outstanding as of May 18, 2001 (as represented by Web Street in the Merger Agreement discussed in Items 3 and 4). E*TRADE may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, E*TRADE (i) is not entitled to any rights as a stockholder of Web Street as to the Shares and (ii) disclaims any beneficial ownership of the shares of Web Street common stock which are covered by the Stockholder Agreement. E*TRADE does not have the power to dispose of the Shares.

        (c) To the knowledge of E*TRADE, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

        (d) To the knowledge of E*TRADE, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Web Street.

        (e) Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

        Other than the Merger Agreement and the exhibits thereto, including the Stockholder Agreement, and as set forth below, to the knowledge of E*TRADE, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Web Street, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

        The following documents are filed as exhibits:

        1. Agreement and Plan of Merger, dated as of May 20, 2001, by and among E*TRADE, Merger Sub and Web Street.

        2. Stockholder Agreement, dated May 20, 2001, between E*TRADE and Joseph J. Fox and Avi Fox.

SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2001

E*TRADE GROUP, INC. By: /s/ Bridgitte VanBaelen Name: Bridgitte VanBaelen Title: Secretary
Page 6 of 6

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF E*TRADE GROUP, INC.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of E*TRADE. Except as indicated below, the business address of each such person is E*TRADE Group, Inc., 4500 Bohannan Drive, Menlo Park, California, 94025.
BOARD OF DIRECTORS
Name and Business Address	Present Principal Occupation

Peter Chernin 10201 W Pico Blvd. Building 100, Room 5080 Los Angeles, CA 90035	President and Chief Operating Officer Fox Entertainment Group, Inc.
Christos M. Cotsakos 4500 Bohannon Drive Menlo Park, CA 94025	Chief Executive Officer, E*TRADE Group, Inc.
Ronald D. Fisher 1188 Centre Street Newton Center, MA 02459-1540	Vice-Chairman SOFTBANK Holdings, Inc.
William E. Ford 3 Pickwick Plaza Greenwich, CT 06830	Partner General Atlantic Partners, LLC
David C. Hayden 117 Greenwich Street San Francisco, CA 94111	Chairman of the Board Critical Path, Inc.
George Hayter The Old Vicarage Masisemore Gloucester GL2 8HU United Kingdom, GB	Partner George Hayter Associates
William A. Porter	Chairman Emeritus E*TRADE Group, Inc.
Lewis E. Randall	Private Investor
Lester C. Thurow 50 Memorial Drive Cambridge, MA 02142	Professor of Management and Economics Massachusetts Institute of Technology

EXECUTIVE OFFICERS OF E*TRADE
Name	Title

Thomas A. Bevilacqua	Chief Strategic Investment Officer
Mitchell H. Caplan	General Manager, North America and Chief Global Banking and Asset Gathering Officer
Jerry D. Gramaglia	President and Chief Operating Officer
R. Jarrett Lilien	General Manager, Latin America and Chief Global Brokerage and Institutional Services Officer
Leonard C. Purkis	Chief Financial Officer
Michael G. Silvert	Chief Sales and Marketing Officer
Pamela S. Kramer	Chief Global Product and Content Officer
Theodore J. Theophilos	Chief Legal Affairs Officer
Joshua Levine	General Manager, Europe, Africa and the Middle East and Chief Global Technology Officer
Connie M. Dotson	Chief Service Quality Officer
Dennis L. Lundien	Chief Internal Audit and Privacy Officer
Russell Elmer	Chief People and Culture Officer
John Metaxas	Chief Corporate Communications and Government Affairs Officer
Bridgitte VanBaelen	Chief Community Development Officer and Corporate Secretary